Exhibit 99.1

Sea Limited Reports Second Quarter 2019 Results

Singapore, August 20, 2019 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the quarter ended June 30, 2019.

Second Quarter 2019 Highlights

▪	Group
o	Total adjusted revenue was US$665.4 million, up 203.1% year-on-year from US$219.6 million for the second quarter of 2018.
o	Total adjusted EBITDA was US$(11.0) million compared to US$(161.9) million for the second quarter of 2018.

▪	Digital Entertainment
o	Adjusted revenue was US$443.2 million, up 218.6% year-on-year from US$139.1 million for the second quarter of 2018.
o	Adjusted EBITDA was US$263.8 million, up 442.6% year-on-year from US$48.6 million for the second quarter of 2018.
o	Adjusted EBITDA margin increased to 59.5% for the second quarter of 2019 from 34.9% for the second quarter of 2018.
o	Quarterly active users (“QAUs”) reached 310.5 million, an increase of 93.3% year-on-year from 160.6 million for the second quarter of 2018.
o	Quarterly paying users continued to grow, accounting for 8.4% of QAUs for the second quarter of 2019, increasing from 4.1% for the same period in 2018.
o	Average revenue per user was US$1.4 compared to US$0.9 for the second quarter of 2018.
o	Our self-developed game, Free Fire, continued to grow. It was the third most downloaded mobile game and the most downloaded battle royale game globally across the Google Play and iOS App Stores combined in the second quarter, according to App Annie. It also continued to be the top ranking game by monthly active users and consumer spending in Latin America[1] in the second quarter, according to App Annie.
o	We started pre-registration for Call of Duty®: Mobile, a mobile version of the classic action game which is a collaboration between Activision and Tencent Games, under our right of first refusal arrangement with Tencent, and published Garena Speed Drifters in Latin America, the first third-party game that we are publishing in this region.
o	Our esports efforts continue to support the growth of our most popular titles. In July, we hosted the Arena of Valor World Cup in Vietnam, in partnership with Tencent. This global Arena of Valor event was held in our region for the first time, and the tournament attracted more than 74 million cumulative views online. In July, we also hosted the largest ever esports event for Free Fire in Brazil, which attracted over 12 million cumulative views online, with the final match recording peak concurrent viewers of over 800 thousand on YouTube.

1 Latin America rankings data for App Annie is based on Argentina, Brazil, Chile, Colombia, Mexico, and Uruguay.

1

▪	E-commerce
o	Adjusted revenue was US$177.4 million, up 201.7% year-on-year from US$58.8 million for the second quarter of 2018.
o	Adjusted revenue included US$137.8 million of marketplace revenue[1], up 269.2% year-on-year from US$37.3 million for the second quarter of 2018, and US$39.7 million of product revenue[2], up 84.5% year-on-year from US$21.5 million for the second quarter of 2018.
o	Gross merchandise value (“GMV”) was US$3.8 billion, an increase of 72.3% year-on-year from US$2.2 billion for the second quarter of 2018.
o	Adjusted revenue as a percentage of total GMV increased to 4.6% in the second quarter of 2019, up from 2.6% for the same period a year ago. Adjusted marketplace revenue as a percentage of total GMV was 3.6% in the second quarter of 2019.
o	Gross orders for the quarter totaled 246.3 million, an increase of 92.7% year-on-year from 127.8 million for the second quarter of 2018.
o	Sales and marketing expenses were US$163.7 million, an increase of 18.6% year-on-year from US$138.0 million for the second quarter of 2018.
o	Adjusted EBITDA was US$(248.3) million compared to US$(188.3) million for the second quarter of 2018. Adjusted EBITDA loss per order decreased by US 46 cents, or 31.3%, in the second quarter, compared to the same period in 2018.
o	In Taiwan, Shopee continued to record a positive quarterly adjusted EBITDA before allocation of the headquarters’ common expenses in the second quarter of 2019.
o	In Indonesia, its largest market, Shopee’s year-on-year growth rate accelerated compared to the previous quarter, with over 110 million orders registered in the second quarter, or a daily average of over 1.2 million orders.
o	Shopee ranked number one in the Shopping category by average monthly active users, and by downloads across the Google Play and iOS App Stores combined, in both Southeast Asia and Taiwan in the second quarter, according to App Annie.
o	Shopee was also the top ranking app by total time spent in app on Android in the second quarter in Southeast Asia as a whole, and in each of our five biggest markets, according to App Annie.
o	In mid-August, Shopee announced the global football icon, Cristiano Ronaldo, as its newest brand ambassador in Southeast Asia and Taiwan. He will work with Shopee on a wide range of activities in the region, starting with Shopee’s signature annual shopping event, 9.9 Super Shopping Day.

1 Marketplace revenue mainly consists of transaction-based fees and advertising income and revenue generated from other value-added services.

2 Product revenue mainly consists of revenue generated from direct sales.

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Guidance

We are raising the guidance for both digital entertainment and e-commerce for the full year of 2019.

We now expect adjusted revenue for digital entertainment to be between US$1.6 billion and US$1.7 billion, representing 142.0% to 157.2% growth from 2018. This compares to the previously disclosed guidance of between US$1.2 billion and US$1.3 billion, representing 81.5% to 96.7% growth.

We also expect adjusted revenue for e-commerce to be between US$780 million and US$820 million, representing 168.3% to 182.1% growth from 2018. This compares to the previously disclosed guidance of between US$630 million and US$660 million, representing 116.7% to 127.0% growth.

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Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$”)

	For the Three Months ended June 30,
	2018	2019
	$	$	YOY%

Revenue
Service revenue
Digital Entertainment	108,029	229,478	112.4%
E-commerce and other services	53,923	165,741	207.4%
Sales of goods	21,827	40,932	87.5%
	183,779	436,151	137.3%

Cost of revenue
Cost of service
Digital Entertainment	(61,981)	(94,952)	53.2%
E-commerce and other services	(91,036)	(198,431)	118.0%
Cost of goods sold	(22,180)	(45,324)	104.3%
	(175,197)	(338,707)	93.3%
Gross profit	8,582	97,444	1,035.4%
Other operating income	1,707	2,437	42.8%
Sales and marketing expenses	(165,075)	(198,074)	20.0%
General and administrative expenses	(51,849)	(101,267)	95.3%
Research and development expenses	(12,882)	(35,059)	172.2%
Total operating expenses	(228,099)	(331,963)	45.5%
Operating loss	(219,517)	(234,519)	6.8%
Non-operating loss, net	(30,752)	(29,210)	(5.0)%
Income tax credit (expense)	170	(15,278)	(9,087.1)%
Share of results of equity investees	(689)	(1,089)	58.1%
Net loss	(250,788)	(280,096)	11.7%
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes	(198,715)	(215,114)	8.3%

Adjusted revenue of Digital Entertainment (1)	139,102	443,185	218.6%
Adjusted revenue of E-commerce (1)	58,815	177,449	201.7%
Adjusted revenue of Digital Financial Services (1)	3,413	2,791	(18.2)%
Revenue of Other Services	18,229	41,991	130.4%
Total adjusted revenue (1)	219,559	665,416	203.1%

Adjusted EBITDA for Digital Entertainment (1)	48,612	263,760	442.6%
Adjusted EBITDA for E-commerce (1)	(188,315)	(248,251)	31.8%
Adjusted EBITDA for Digital Financial Services (1)	(6,780)	(18,144)	167.6%
Adjusted EBITDA for Other Services (1)	(12,937)	(4,996)	(61.4)%
Unallocated expenses (2)	(2,510)	(3,339)	33.0%
Total adjusted EBITDA (1)	(161,930)	(10,970)	(93.2)%

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operation Decision Maker (“CODM”) as part of segment performance.

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Three Months Ended June 30, 2019 Compared to Three Months Ended June 30, 2018

Revenue

The table below sets forth revenue and adjusted revenue generated from our reported segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30,
	2018		2019
	$	% of revenue	$	% of revenue	YOY%
Revenue
Service revenue
Digital Entertainment	108,029	58.8	229,478	52.6	112.4%
E-commerce and other services	53,923	29.3	165,741	38.0	207.4%
Sales of goods	21,827	11.9	40,932	9.4	87.5%
Total revenue	183,779	100.0	436,151	100.0	137.3%

	2018		2019
	$	% of total adjusted revenue	$	% of total adjusted revenue	YOY%

Adjusted revenue
Service revenue
Digital Entertainment	139,102	63.4	443,185	66.6	218.6%
E-commerce and other services	58,630	26.7	181,299	27.2	209.2%
Sales of goods	21,827	9.9	40,932	6.2	87.5%
Total adjusted revenue	219,559	100.0	665,416	100.0	203.1%

Our total revenue increased by 137.3% to US$436.2 million in the second quarter of 2019 from US$183.8 million in the second quarter of 2018. Our total adjusted revenue increased by 203.1% to US$665.4 million in the second quarter of 2019 from US$219.6 million in the second quarter of 2018. These increases were mainly driven by the growth in each of the segments detailed as follows:

•	Digital Entertainment: Revenue increased by 112.4% to US$229.5 million in the second quarter of 2019 from US$108.0 million in the second quarter of 2018. Adjusted revenue increased by 218.6% to US$443.2 million in the second quarter of 2019 from US$139.1 million in the second quarter of 2018. This increase was primarily due to the increase of our active user base as well as the deepened paying user penetration as we continue to bring new and engaging content to our users and enhance the game and monetization features based on a deep understanding of local preferences and conditions as well as our strong efforts in esports and community-building.

•	E-commerce and other services: Revenue increased by 207.4% to US$165.7 million in the second quarter of 2019 from US$53.9 million in the second quarter of 2018. Adjusted revenue increased by 209.2% to US$181.3 million in the second quarter of 2019 from US$58.6 million in the second quarter of 2018. This increase was primarily driven by the growth of our e-commerce marketplace, and positive development in each of our marketplace revenue streams – transaction-based fees, value-added services, and advertising.

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•	Sales of goods: Revenue increased by 87.5% to US$40.9 million in the second quarter of 2019 from US$21.8 million in the second quarter of 2018. The increase was primarily due to the increase in our product offerings.

Cost of Revenue

Our total cost of revenue increased by 93.3% to US$338.7 million in the second quarter of 2019 from US$175.2 million in the second quarter of 2018.

•	Digital Entertainment: Cost of revenue increased by 53.2% to US$95.0 million in the second quarter of 2019 from US$62.0 million in the second quarter of 2018. The increase was largely in line with revenue growth in our digital entertainment business. Improvement in gross profit margins was largely due to higher revenue contribution from our self-developed game.

•	E-commerce and other services: Cost of revenue for our e-commerce and other services combined increased by 118.0% to US$198.4 million in the second quarter of 2019 from US$91.0 million in the second quarter of 2018. The increase was primarily due to costs incurred in line with growth of our e-commerce marketplace, including, among other costs, higher bank transaction fees driven by GMV growth, higher costs associated with value-added services and other ancillary services we provided to our e-commerce platform users, as well as higher staff compensation and benefit costs.

•	Cost of goods sold: Cost of goods sold increased by 104.3% to US$45.3 million in the second quarter of 2019 from US$22.2 million in the second quarter of 2018. The increase was largely in line with the increase in our product offerings.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 20.0% to US$198.1 million in the second quarter of 2019 from US$165.1 million in the second quarter of 2018. The table below sets forth the breakdown of the sales and marketing expenses of our two major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30,
	2018	2019	YOY%
	$	$
Sales and Marketing Expenses
Digital Entertainment	18,916	19,219	1.6%
E-commerce	138,042	163,707	18.6%

•	E-commerce: Sales and marketing expenses increased by 18.6% to US$163.7 million in the second quarter of 2019 from US$138.0 million in the second quarter of 2018. The increase in marketing efforts was aligned with our strategy to fully capture the market growth opportunity and was primarily attributable to the ramping up of brand marketing as well as higher staff compensation and benefit costs.

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General and Administrative Expenses

Our general and administrative expenses increased by 95.3% to US$101.3 million in the second quarter of 2019 from US$51.8 million in the second quarter of 2018. This increase was primarily due to the expansion of our staff force and the increase in office facilities and related expenses.

Research and Development Expenses

Our research and development expenses increased by 172.2% to US$35.1 million in the second quarter of 2019 from US$12.9 million in the second quarter of 2018, primarily due to the increase in research and development staff force.

Non-operating Income or Losses, Net

Non-operating income or losses consist of interest income, interest expense, investment gain (loss), fair value change for the 2017 convertible notes and foreign exchange gain (loss). We recorded a net non-operating loss of US$29.2 million in the second quarter of 2019, compared to a net non-operating loss of US$30.8 million in the second quarter of 2018, both of which arose mainly from the fair value loss on the 2017 convertible notes.

Income Tax Expense

We had a net income tax expense of US$15.3 million in the second quarter of 2019 and net income tax credit of US$0.2 million in the second quarter of 2018. The income tax expense in the second quarter of 2019 was primarily due to withholding tax and corporate income tax expenses incurred by our digital entertainment segment, partially offset by deferred tax assets recognized during the period.

Net Loss

As a result of the foregoing, we had net losses of US$280.1 million and US$250.8 million in the second quarter of 2019 and 2018, respectively.

Net Loss Excluding Share-based Compensation and Changes in Fair Value of the 2017 Convertible Notes

Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes, was US$215.1 million and US$198.7 million in the second quarter of 2019 and 2018, respectively.

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Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on August 20, 2019
7:30 PM Singapore / Hong Kong Time on August 20, 2019

Webcast link:	https://services.choruscall.com/links/se190820.html

Dial in numbers:	US Toll Free: 1-888-317-6003	Hong Kong: 800-963-976
	International: 1-412-317-6061	Singapore: 800-120-5863
United Kingdom: 08-082-389-063

Passcode for Participants: 7758370

A replay of the conference call will be available at the Company’s investor relations website (https://www.seagroup.com/investor/financials). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@seagroup.com

Media: media@seagroup.com

About Sea Limited

Sea’s mission is to better the lives of the consumers and small businesses of our region with technology. Our region includes the key markets of Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia and Singapore. Sea operates three businesses across digital entertainment, e-commerce, and digital financial services, known as Garena, Shopee, and AirPay, respectively.

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Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the region, including segments within those industries; changes in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the growth of its digital entertainment, e-commerce and digital financial services businesses and platforms; the growth in its user base, level of user engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries; and general economic and business conditions in the region. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•	“Adjusted revenue” of our digital entertainment segment represents revenue of the digital entertainment segment plus change in digital entertainment deferred revenue. This financial measure is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment. Although other companies may present such measures related to gross billings differently or not at all, we believe that the adjusted revenue of our digital entertainment segment provides useful information to investors about the segment’s core operating results, enhancing their understanding of our past performance and future prospects.

•	“Adjusted revenue” of our e-commerce segment represents revenue of the e-commerce segment (currently consisting of marketplace revenue and product revenue) plus certain revenues that were net-off against their corresponding sales incentives. This financial measure enables our investors to follow trends in our e-commerce monetization capability over time and is a useful performance measure.

•	“Adjusted revenue” of our digital financial services segment represents revenue of the digital financial services segment plus certain revenues that were net-off against their corresponding sales incentives.

•	“Total adjusted revenue” represents the sum of the adjusted revenue of our digital entertainment segment, the adjusted revenue of our e-commerce segment, the adjusted revenue of our digital financial services segment, and the revenue of our other services. This financial measure enables our investors to follow trends in our overall group monetization capability over time and is a useful performance measure.

•	“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) before share-based compensation plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) before share-based compensation plus depreciation and amortization expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

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These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

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The tables below present selected unaudited financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30, 2019
	Digital Entertainment	E- commerce		Digital Financial Services	Other Services(3)	Unallocated expenses(4)	Consolidated
	$	$		$	$	$	$

Revenue	229,478	162,615	(1)	2,067	41,991	-	436,151
Changes in deferred revenue	213,707	-		-	-	-	213,707
Sales incentives net-off	-	14,834		724	-	-	15,558
Adjusted revenue	443,185	177,449	(2)	2,791	41,991	-	665,416

Operating income (loss)	98,126	(269,648)		(18,564)	(7,868)	(36,565)	(234,519)
Net effect of changes in deferred revenue and its related cost	161,283	-		-	-	-	161,283
Depreciation and Amortization	4,351	21,397		420	2,872	-	29,040
Share-based compensation	-	-		-	-	33,226	33,226
Adjusted EBITDA	263,760	(248,251)		(18,144)	(4,996)	(3,339)	(10,970)

	For the Three Months ended June 30, 2018
	Digital Entertainment	E- commerce		Digital Financial Services	Other Services(3)	Unallocated expenses(4)	Consolidated
	$	$		$	$	$	$

Revenue	108,029	54,655	(1)	2,866	18,229	-	183,779
Changes in deferred revenue	31,073	-		-	-	-	31,073
Sales incentives net-off	-	4,160		547	-	-	4,707
Adjusted revenue	139,102	58,815	(2)	3,413	18,229	-	219,559

Operating income (loss)	15,137	(195,034)		(7,297)	(14,900)	(17,423)	(219,517)
Net effect of changes in deferred revenue and its related cost	24,872	-		-	-	-	24,872
Depreciation and Amortization	8,603	6,719		517	1,963	-	17,802
Share-based compensation	-	-		-	-	14,913	14,913
Adjusted EBITDA	48,612	(188,315)		(6,780)	(12,937)	(2,510)	(161,930)

(1) For the second quarter of 2019, revenue of $162,615 included marketplace revenue of $122,955 and product revenue of $39,660 net of sales incentives. For the second quarter of 2018, revenue of $54,655 included marketplace revenue of $33,160 and product revenue of $21,495 net of sales incentives.

(2) For the second quarter of 2019, adjusted revenue of $177,449 included marketplace revenue of $137,789 and product revenue of $39,660. For the second quarter of 2018, adjusted revenue of $58,815 included marketplace revenue of $37,320 and product revenue of $21,495.

(3) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”

(4) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. The expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Six Months ended June 30,
	2018	2019
	$	$

Revenue
Service revenue
Digital Entertainment	218,687	402,877
E-commerce and other services	86,374	296,404
Sales of goods	33,762	88,736

Total revenue	338,823	788,017

Cost of revenue
Cost of service
Digital Entertainment	(125,553)	(179,594)
E-commerce and other services	(161,829)	(372,796)
Cost of goods sold	(34,334)	(98,727)

Total cost of revenue	(321,716)	(651,117)

Gross profit	17,107	136,900

Operating income (expenses):
Other operating income	2,436	5,890
Sales and marketing expenses	(317,224)	(376,052)
General and administrative expenses	(96,336)	(176,895)
Research and development expenses	(23,594)	(63,568)

Total operating expenses	(434,718)	(610,625)

Operating loss	(417,611)	(473,725)
Interest income	5,350	14,812
Interest expense	(11,555)	(20,248)
Investment gain, net	8,478	2,913
Changes in fair value of the 2017 convertible notes	(55,956)	(467,876	)(1)
Foreign exchange gain (loss)	4,684	(1,591)

Loss before income tax and share of results of equity investees	(466,610)	(945,715)
Income tax credit (expense)	925	(22,483)
Share of results of equity investees	(1,272)	(1,507)

Net loss	(466,957)	(969,705)

Net loss (profit) attributable to non-controlling interests	641	(1,717)

Net loss attributable to Sea Limited’s ordinary shareholders	(466,316)	(971,422)

Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes	(385,417)	(452,404)

Loss per share:
Basic and diluted	(1.39)	(2.35)

Shares used in loss per share computation:
Basic and diluted	336,531,721	412,857,316

(1) Fair value loss of $467.9 million on the 2017 convertible notes was recorded as our share prices during the first half of 2019 significantly exceeded the conversion prices of the 2017 convertible notes.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of June 30,
	2018	2019
	$	$

ASSETS
Current assets
Cash and cash equivalents	1,002,841	2,308,086
Restricted cash	254,100	320,246
Accounts receivable, net	97,782	149,143
Prepaid expenses and other assets	312,387	437,269
Inventories, net	37,689	22,523
Short-term investments	690	8,944
Amounts due from related parties	5,224	3,507
Total current assets	1,710,713	3,249,718

Non-current assets
Property and equipment, net	192,357	256,155
Operating lease right-of-use assets, net	-	169,780
Intangible assets, net	12,887	12,895
Long-term investments	111,022	100,399
Prepaid expenses and other assets	69,065	109,236
Restricted cash	2,371	16,572
Deferred tax assets	63,302	73,402
Goodwill	30,952	30,952
Total non-current assets	481,956	769,391
Total assets	2,192,669	4,019,109

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UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of June 30,
	2018	2019
	$	$

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	37,163	32,402
Accrued expenses and other payables	636,880	729,133
Advances from customers	29,355	37,871
Amount due to related parties	46,025	58,126
Short-term borrowings	856	1,279
Operating lease liabilities	-	44,324
Deferred revenue	426,675	784,345
Convertible notes	-	24,480
Income tax payable	9,539	9,795
Total current liabilities	1,186,493	1,721,755

Non-current liabilities
Accrued expenses and other payables	7,894	18,013
Long-term borrowings	1,026	945
Operating lease liabilities	-	139,605
Deferred revenue	171,262	257,903
Convertible notes	1,061,796	438,657
Deferred tax liabilities	679	554
Unrecognized tax benefits	2,974	2,733
Total non-current liabilities	1,245,631	858,410
Total liabilities	2,432,124	2,580,165

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UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of June 30,
	2018	2019
	$	$

Shareholders’ equity
Class A Ordinary shares	94	154
Class B Ordinary shares	76	76
Additional paid-in capital	1,809,232	4,469,920
Accumulated other comprehensive income	15,199	2,425
Statutory reserves	46	46
Accumulated deficit	(2,067,786)	(3,039,208)

Total Sea Limited shareholders’ (deficit) equity	(243,139)	1,433,413
Non-controlling interests	3,684	5,531
Total shareholders’ (deficit) equity	(239,455)	1,438,944
Total liabilities and shareholders’ (deficit) equity	2,192,669	4,019,109

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Six Months ended June 30,
	2018	2019
	$	$

Net cash (used in) generated from operating activities	(283,113)	7,730
Net cash used in investing activities	(61,851)	(164,632)
Net cash generated from financing activities	544,791	1,532,319
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(11,089)	10,175
Net increase in cash, cash equivalents and restricted cash	188,738	1,385,592
Cash, cash equivalents and restricted cash at beginning of the period	1,444,978	1,259,312
Cash, cash equivalents and restricted cash at end of the period	1,633,716	2,644,904

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1	UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operation Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30, 2019
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$

Revenue	229,478	162,615	2,067	41,991	-	436,151
Operating income (loss)	98,126	(269,648)	(18,564)	(7,868)	(36,565)	(234,519)
Non-operating loss, net						(29,210)
Income tax expense						(15,278)
Share of results of equity investees						(1,089)
Net loss						(280,096)

	For the Three Months ended June 30, 2018
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$

Revenue	108,029	54,655	2,866	18,229	-	183,779
Operating income (loss)	15,137	(195,034)	(7,297)	(14,900)	(17,423)	(219,517)
Non-operating loss, net						(30,752)
Income tax credit						170
Share of results of equity investees						(689)
Net loss						(250,788)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. The expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

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SUPPLEMENTAL OPERATIONAL METRICS

		For the Three Months ended March 31, 2019	For the Three Months ended June 30, 2019

Digital Entertainment	Unit
Quarterly active users	millions	271.6	310.5
Monthly active users (last month)	millions	170.3	185.2
Quarterly paying users	millions	20.7	26.1
Average revenue per user	US$	1.4	1.4
Average revenue per paying user	US$	19.0	17.0

E-commerce
Gross GMV	US$ millions	3,529.3	3,827.8
Gross orders	millions	203.5	246.3

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